SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                   (Amended and Restated Amendment No. 8)

                          METRO-GOLDWYN-MAYER INC.
                              (Name of Issuer)

                   common stock, $.01 par value per share
                       (Title of Class of Securities)

                                 591610100
                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               April 26, 1999
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 6 Pages)



CUSIP No.  591610100           13D                           Page 2 of  6
------------------------------------------------------------------------------

(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRACINDA CORPORATION
------------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)    |_|
                                                                 (b)    |X|
------------------------------------------------------------------------------

(3)     SEC USE ONLY

------------------------------------------------------------------------------

(4)     SOURCE OF FUNDS

        N/A
------------------------------------------------------------------------------

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        |-|
------------------------------------------------------------------------------

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        NEVADA
------------------------------------------------------------------------------

                                           : (7)  SOLE VOTING POWER
                                           :      120,119,223
                                           :----------------------------------
                                           :
 NUMBER OF SHARES BENEFICIALLY             : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING                   :      14,878,500
 PERSON WITH                               :----------------------------------

                                           : (9)  SOLE DISPOSITIVE POWER
                                           :      120,119,223
                                           :----------------------------------

                                           :(10)  SHARED DISPOSITIVE POWER
                                           :      14,878,500
------------------------------------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        134,997,723
------------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
                                                                  |-|
------------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        89.6%
------------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON
        CO




CUSIP No.  591610100           13D                               Page 3 of  6
------------------------------------------------------------------------------

(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        KIRK KERKORIAN
------------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)    |_|
                                                                 (b)    |X|
------------------------------------------------------------------------------

(3)     SEC USE ONLY

------------------------------------------------------------------------------

(4)     SOURCE OF FUNDS

        N/A
------------------------------------------------------------------------------

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        |-|
------------------------------------------------------------------------------

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
------------------------------------------------------------------------------

                                            : (7)  SOLE VOTING POWER
                                            :
                                            :     134,997,723
                                            :---------------------------------
                                            :
 NUMBER OF SHARES BENEFICIALLY              : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING                    :      -0-
 PERSON WITH                                :---------------------------------
                                            :
                                            : (9)  SOLE DISPOSITIVE POWER
                                            :      134,997,723
                                            :---------------------------------
                                            :
                                            :(10)  SHARED DISPOSITIVE POWER
                                            :
                                            :      -0-
------------------------------------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        134,997,723
------------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
                                                                        |-|
------------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        89.6 %
------------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON
        IN


CUSIP No.  591610100           13D                             Page 4 of  6
------------------------------------------------------------------------------

(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        250 RODEO, INC.
------------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)    |_|
                                                                 (b)    |X|
------------------------------------------------------------------------------

(3)     SEC USE ONLY

------------------------------------------------------------------------------

(4)     SOURCE OF FUNDS

        N/A
------------------------------------------------------------------------------

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        |-|
------------------------------------------------------------------------------

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------

                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      14,878,500
                                          :-----------------------------------
                                          :
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING                  :        -0-
 PERSON WITH                              :-----------------------------------
                                          :
                                          : (9)  SOLE DISPOSITIVE POWER
                                          :      14,878,500
                                          :-----------------------------------
                                          :
                                          :(10)  SHARED DISPOSITIVE POWER
                                          :        -0-
------------------------------------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,878,500
------------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
                                                                        |-|
------------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%
------------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON
        CO
------------------------------------------------------------------------------



CUSIP No.  591610100           13D                              Page 5 of  6
------------------------------------------------------------------------------





      This Amended and Restated Amendment No. 8 (this "Amended and Restated Amendment No. 8") amends and restates the previously filed Amendment No. 8 to the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo"), and Mr. Kirk Kerkorian to correct the date of Mr. Alex Yemenidjian's termination of employment with Tracinda Corporation. This Amended and Restated Amendment No. 8 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on
 October 26, 1998, on November 20, 1998 and on February 4, 1999 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda, 250 Rodeo and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amended and Restated Amendment No. 8 shall have the meanings set forth in the Schedule 13D.

 1. Item 6 of the Schedule 13D is hereby amended to add the following information:

      As of April 26, 1999, Mr. Alex Yemenidjian terminated his employment with Tracinda. Under Tracinda's Letter Agreement with Mr. Yemenidjian, Mr. Yemenidjian is not entitled to exercise any unvested Options when his employment with Tracinda terminates and such Options will not vest on the dates otherwise set forth for the vesting of such Options. As of April 26, 1999, Mr. Yemenidjian had unvested Options to purchase 2,000,000 Shares and Mr. Yemenidjian had no Vested Options. Accordingly, Mr. Yemenidjian's Options will not become Vested Options and will not be exercisable by Mr. Yemenidjian.


 CUSIP No.  591610100           13D          Page 6 of  6


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  May 3, 1999


                               TRACINDA CORPORATION,
                                    a Nevada corporation


                               By: /s/ Anthony L. Mandekic
                                   --------------------------------
                                   Name:    Anthony L. Mandekic
                                   Title:   Secretary/Treasurer


                               KIRK KERKORIAN


                               By: /s/ Anthony L. Mandekic
                                   -------------------------------
                                   Name:    Anthony L. Mandekic
                                   Title:   Attorney-in-Fact


                               250 RODEO, INC.,
                                    a Delaware corporation


                               By: /s/ Anthony L. Mandekic
                                   -------------------------------
                                   Name:    Anthony L. Mandekic
                                   Title:   Secretary/Treasurer